OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Kerrington Home Inc.

3100 Ariel St. N. #219
Maplewood, MN 55109

www.KerringtonHome.com



10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* shares of Common Stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Common Stock ($10,000)

Company	Kerrington Home Inc
Corporate Address	3100 Ariel St. N. #219 Maplewood, MN 55109
Description of Business	Kerrington Home designs children's furniture, accessories and lighting with a unique twist on a timeless staple within everyone's home with safer, more innovative technologies that were designed by parents; but created using inspiration of fun for kids!
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.00 per share price
Minimum Investment Amount (per investor)	$250.00

*Perks**

$250.00 or more

25% off any 1 character themed floor lamp,

Plus a cute Kerrington Home tote!

$1,000.00 or more

40% off any 2 character themed floor lamps,

Plus a cute Kerrington Home tote!

$2,000.00 or more

40% off any 1 guardrail wrap,

Plus a cute Kerrington Home tote!

$5,000.00 or more

Meet n Greet us! We'll fly you and 1 guest to MN to meet us, tour our workshop & see how it's made!

(must reside within the United States to qualify)

*All perks occur after the offering is completed & Production of product has been completed

The 10% Bonus for StartEngine Shareholders

Kerrington Home Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Kerrington Home, Inc. provides safer and more innovative youth furniture such as bassinets, cribs, junior loft, bunk beds, built in dressers, improved trundle units, night stands, accessories, unique lighting and guardrail wraps.

Sales Strategy

Our sales strategy will entail national television, social media, online and print advertising campaigns are designed to leverage the brand equity, finding creative and compelling ways to remind consumers of our range of products, services, special programs, and custom options. Coordinated local digital, television and print advertising also serve to support our national programs. Our social media platforms offer fans and followers inspirational images, trend information, and design ideas, as well as tips for how to bring distinctive Kerrington Home style to their homes. we will have a robust and loyal following on Facebook, Pinterest, Instagram, Twitter, Google+, YouTube, LinkedIn and Houzz. Our products will be available to buy on Pinterest where we will launch with Pinterest's buy-able pins program.

Product Strategy

We plan to launch four completely manufactured designs first and one new collection each month thereafter. We plan to continue to strengthen Kerrington Home's vertically integrated structure from concept of idea, to engineering, to manufacturing, to retail and logistics. On the manufacturing side, the objective is to maintain strong manufacturing capabilities in North America, which the company believes is a long-term competitive advantage that will allow us to advance it's objectives of maintaining short order times, exceptional quality and improving capacity to ship custom made to order items more quickly, which in turn will allow the business to grow. Currently we are in the pre-production phase and this means designs are ready, tested in line with newer current laws and regulation. We intend on growing slower at first and then building more designs into each collection as they show demand. In September 2019 we plan on doubling our lighting manufacturing, which will in turn allow for the introduction of accessories for children.

Pricing Strategy

We will be marking up the product by 150% and the retailer will probably mark their pricing up at their standard 120%-160%. We will also offer a 4% discount based on orders being over 50 units per design per month while making on time payments due within 20 days of receipt of merchandise.

Distribution Strategy

We will be working with e-commerce and utilizing the drop shipping method for the first year. In the second year, we will be using shipping and freight agreement that we have in place from UPS. After that first year, we intend on gaining more brick and mortar retailers which will allow for more direct freight within the us that will not have to be as restrictive. Currently, we have a contract with Wayfair in which they have agreed to carry our line of products and advertise the products on all of their platforms.

Future Competition:

Future competition would be anyone entering the children's furniture market or who already have children's furniture that they carry. We expect the home furnishings industry to remain extremely competitive with respect to both the sourcing of products and the wholesale and retail sale of those products for the foreseeable future. Domestic manufacturers continue to face pricing pressures because of the lower manufacturing costs in some other countries, particularly within Asia. While we will not utilize overseas sourcing for any of my products, Kerrington Home will choose to differentiate itself by maintaining a substantial North American manufacturing base, where we can leverage my vertically integrated structure to my advantage. We continue to believe that a balanced approach to product sourcing, which includes my own North American manufacturing of 100% of my product, providing the greatest degree of flexibility and is the most effective approach to ensuring that acceptable levels of quality, service and value are attained.

Kerrington Home does have an edge on the competition being as though we already have a solid contract with Wayfair though. This does give us a competitive edge, as we already have an e-commerce platform of Wayfair's reach in our back pocket!

Liabilities and Litigation

Kerrington Home has not been and is not currently involved in any kind of litigation. At this launch of our Start Engine offering, Kerrington Home does not have any outstanding liabilities.

Prior Offering

The company previously conducted an offering under Regulation Crowdfunding filed with the SEC on 11/20/2017 which concluded prior to raising the offering minimum.

The team

Officers and directors

Stacie Claytor	Founder / CEO / Director

Stacie Claytor
Founder, CEO, and Director of Kerrington Home since inception in 2017, Stacie has been in the interior design industry for over 17 years. Starting within furniture showrooms as In-Home Designer in Florida to eventually opening her own company called Kerrington Home in 2014 where she exclusively did Interior Design. Realizing the industry problem within the children's side of the available market product, she decided to dedicate more of her business toward product design to solve the problem of children's furniture. She moved to Minnesota in late 2015, for better opportunity and manufacturing options to get the ball rolling and has not stopped pushing her safer children's furniture yet! Stacie is also the founder of Kerrington Home Interiors, Inc which was founded in 2014. Though Kerrington Home Interiors, Inc and Kerrington Home, Inc are two separate companies with different interests, Stacie was fond of the name. It has a special place in her heart. Stacie currently splits her time between Kerrington Home Interiors, Inc (10-15 hours a week) and Kerrington Home, Inc.(40 hours a week).

Number of Employees: 3

Related party transactions

Kerrington Home Inc has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Funding needs to be obtained to secure our application fees toward 4 patents (provisional patents) and other intellectual property and trademarking could be unstained.** One of Kerrington Home Inc's most valuable assets is its intellectual property. We currently are seeking to apply a portion of this funding to cover the expense of applying for 4 provisional utilitarian patent applications and the possibility to file for two additional utilitarian and design patents,, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and that much of Kerrington Home Inc current value depends on the strength of these patents. Kerrington Home Inc intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established manufacturers who currently have children's furniture products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the unique designs developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This is a brand-new company & we are still in the development and producing phase.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Kerrington Home Inc is a good idea, that Kerrington Home Inc will be able to secure the intellectual property rights to the designs and that the company will secure the exclusive marketing and manufacture rights to the designs from the patents, that we will be able to successfully market, manufacture and sell the designs once complete, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **If we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.** We estimate that we will require at least $1,070,000.00 million to commence commercial production of the beds. We believe that we will be able to finance the commercial production of the designs through pre-payment for orders. If we are unable to do

so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **Our financial review does include a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurances can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Any valuation at this stage is pure speculation. However, Kerrington Home Inc has received a paid valuation report from Gust.com. That is what we have based out campaign on.** No one is saying Kerrington Home Inc is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest. If you choose to not invest now, you may miss your opportunity to grow with this industry as well as the chance to help save children from being hurt. Wouldn't you love to be a part of a company known for helping to reduce that risk of injury?

- **The economy could go bust again.** With the ups and down turns in the economy at times, it can seem as though it would be a large hurdle to overcome. However, when the housing bubble hit not too long ago, the furniture industry sustained, grew actually. In this regard, the industry does anticipate a growth of children by 2025. These children will need youth furniture. Sustainability will be easier to maintain as long as we are keeping regulation of standard, marketing, and keeping up with supply and demand.

- **Regulation could be to challenging to adhere to.** Regulations could become much more regulated than they currently are causing us to not be able to adhere to the newer regulations.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Stacie Claytor, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 3,600,000

  The Company is authorized to issue up to 10,000,000 shares of Common Stock. There are a total of 3,600,000 shares currently outstanding.

  #### Voting Rights

  The holders of shares of the Company's Common Stock (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in Kerrington Home Inc, could be diluted due to Kerrington Home Inc issuing additional shares. In other words, when Kerrington Home Inc issues more shares, the percentage of Kerrington Home Inc that you own will decrease, even though the value of Kerrington Home Inc may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into Kerrington Home Inc).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of Kerrington Home Inc or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by Kerrington Home Inc. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until January 2019 from production that we will be able to start right away with the money from CF. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation.

Kerrington Home Inc strengths are diverse and span 16 years within the industry, running showrooms, education, working tenure within the industry, working hand in hand with clients that have children, research, and interviews with pediatricians to get to the root of the issues regarding children's furniture design hazards that they have experienced and the need for more safety for the existing models available. The opportunity that Kerrington Home Inc has is that we are not afraid to go up against the larger companies and we are not afraid of a lot of smaller competition either. It drives us to push harder and that is why we view this as an opportunity instead of a challenge! These other companies have been doing things the same way for so long, and it is time for some changes.

We want to be sure that We can handle the capacity of the orders that come in and that a vendor wants to purchase from day one. We know that our first six months we will not yet be ready to start making 1000 units. We have set up a plan to stagger our product to only readily produce about 20 for the first month or two and stagger it up each month as we see purchase orders. Once we get a profit coming in each at about month seven and we see how those products sell, we will be better able to scale its growth and begin taking on larger orders when we know that we can fulfill those orders.

Financial Milestones

There is cost with generating revenue in the future including pre-manufacturing and testing phases, as well as the actual manufacturing and distribution processes. Molds are going to eat a lot of costs, so we are working pretty hard to make sure the original mold is as perfect as can be before mass production of any lighting or guardrail wraps. The growth at these projected rates are based on increased production of each unit, or design. Such as on month we will start out with making 10 floor lamps, and then the next month we will add 5 more to that 10 making it 15 produced that month. In the following third month, we will not only increase production by 5, but we will add another design of lamp and start small by producing 10, while gradually increasing in increments each month. This will occur throughout our products as funding is made available to proceed in production to meet demand.

Pricing

We will be marking up the product by 150% and the retailer will probably mark their pricing up at their standard 120%-160%. We will also offer a 4% discount based on orders being over 50 units per design per month while making on time payments due within 60 days of receipt of merchandise. We believe this will cause a year two increase calculation of 35% in sales growth. We expect demand to increase once brand awareness takes its full effect, placing our year three at a 50% sales increase. With incrementally increasing our production per month and gradually adding designs to the collections, we will easily be able to offer a wide assortment to meet the need and demand of many styles and preferences of families looking for new innovative safer children's furniture.

Product Strategy

We plan to launch four completely manufactured designs by the end of the first production phase and one new collection each month thereafter. We will continue to strengthen Kerrington Home's vertically integrated structure from concept of idea, to engineering, to manufacturing, to retail and logistics. On the manufacturing side, our objective is to maintain strong manufacturing capabilities in North America, which we believe is a long-term competitive advantage that will allow us to advance our goals of maintaining short order lead times, exceptional quality and the ability to improve the capacity to ship 'custom made to order' items more quickly. This will in turn allow us to grow our business quicker and stronger. In September 2018, we plan on the adding to the amount of its lighting manufactured numbers. The lighting is key to completing the collections for each room group. This expansion will in turn allow for the introduction of children's accessories into each collection as well.

Liquidity and Capital Resources

Kerrington Home Inc is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If Kerrington Home Inc is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to Kerrington Home Inc.

Liquidity

Kerrington Home Inc will greatly benefit from these funds and give us a more competitive advantage because we will be able to continue our production processes and testing while keeping these rules, regulations and statutes in the forefront of our company. Our focus is also the focus of parents everywhere; to keep their kids safe! These funds are necessary for us to be viable in the market and not only will it help set us to a higher standard where consumers know they will get quality safe furniture but will help us from the very beginning to start, and to stay that way. If we hit our minimum target, we will have just barely scratched the surface and will still need to continue to further our campaign to reach our goals. Once we hit our target, we will be able to maximize the availability of safety and our own standard of quality within the market. Here are the governance's that we at Kerrington Home Inc need to adhere to and a few that are still at voluntary level, but we feel very strongly about incorporating into our standards.

Capital Resources

Kerrington Home Inc does not currently have any other capital available or sources of capital spending, such as lines of credit, required contributions by shareholders, other capital-raising plans, access to financing from other sources such as bank, etc. At this point, we are only focused on equity CF as our driver. We will seek funding from SBA loans as well, if the CF is unsuccessful so that we can continue our pursuit. We know that there is a need and a problem with in the home furnishings industry as well as children's products that needs to be resolved. We also know that we are not the only parents out there that want to keep kids safe! So, therefore we are going with equity, to give everyone a chance to own a little bit of Kerrington Home Inc!

Indebtedness

Kerrington Home Inc has no outstanding promissory notes.

Recent offerings of securities

None

Valuation

$3,600,000.00

The valuation of Kerrington Home is based on comparable companies at similar stages within our industry. The comparable range is $2.5M - $4.2M. Between the two employees and the founder; the relevant experience that the core team collectively has is thirty years. Kerrington Home's proposed product demand has been validated by our main competitors. Between the combined knowledge of the employment and staff, we are confident in our push to join the market against our competitors. We are also confident that we have a low barrier to entry due to our software and design resources. With our unique designs and safety features, making us comparable to our existing competitors -as well as the receptiveness of adopters and industry experts- we believe Kerrington Home will be a strong contender. We are entering the marketplace with a valid contract from Wayfare in hand as well as prototypes being finalized and ready for production.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000.
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580.
Use of Net Proceeds:		
R&D & Production	$9,400	$35,580
Marketing	$0	$15,000
Working Capital	$0	$14,000
Equipment	$0	$10,500

Transport Trucks	$0	$10,000.
Infrastructure	$0	$15,500
Total Use of Proceeds	$10,000.	$107,000.

We are seeking to raise a minimum of $10,000 and up to $107,000 in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $107,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $100,580. over the course of that time to further promote, market, develop, and produce inventory to provide to our vendors for sale. We will however need to continue to raise money to get us to the next phase of our production being adding more product and quantity to our collections as we add on more retailers to our list of business. As we grow, we hope that you will grow with us!

Development/Design/Production

At this stage, we have done everything using our savings and credit cards. Aside from our friends and family chipping in of course. Once we start to receive funds from this CF, we will be able to continue as well as accelerate the design and development processes so that we can move into the production and testing phase. We would also like the ability after the first year to expand the line further for production purposes as I expect demand will be inevitable.

Marketing

Kerrington Home Inc will promote utilizing a marketing strategy that will help us to rapidly grow and gain new revenue. By going to market in High Point Furniture Market(1) utilizing the rental space on a temporary status, until we see how things go. If they go well, we have been offered by the CEO of High Point Furniture Market, a more permanent spot. We will also attend other trade events as well as home shows. We will advertise on e-commerce platform along with other subsidies and companies such as Home Furnishings Association (2) an international buyer.

Working Capital

Stacie Claytor will be the Founder, CEO, and Director. Daniele Claytor will be the Office Manager. Kerrington Home Inc will hire two managers, four employees for the office full time, three warehouse full time, two distribution personnel full time, four production personnel full time, three shipping/receiving full time and one intern part time all by the end of year two. Office roles will be customer service representative to handle incoming orders and data entry, another employee processing orders and fulfillment, while the last employee will be the most key role of customer service, answering phones, filing and other administrative duties.

Equipment & Transportation

We will have rotational molding equipment, production materials for assembly, trucks for delivery/transport, office machines such as fax, copier, computers and phone systems. To keep up with inventory, we will first be using Quick Books Online. Once we retain needed funding, we will then be able to purchase a system that will be able to better handle the increased load of production.

<u>Infrastructure</u>

As we attain more funding, our goal is that we will become more self-sustaining so that we can open our own manufacturing facilities, employ more employees and have added 5% more retailers in the brick and mortar venues as well as the one that we have from Wayfair's e-commerce. This will enable Kerrington Home Inc to be in control of our overhead, labor and quality of output work as well as add to the output of volume in unit demand.

1. http://www.highpointmarket.org/

2. https://myhfa.org/

Irregular Use of Proceeds

Kerrington Home Inc might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and any expense that is for the purposes of inter-company debt or back payments. Any expense that is not directly related to promoting of the goal of producing children's furniture, will not be considered a necessary expense and Kerrington Home Inc will not incur any irregular use of proceeds for such purposes non related to its vision, and goal.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

Kerrington Home Inc will make annual reports available on its website www.KerringtonHome.com under the updates section. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Kerrington Home Inc.

[See attached]

I, Stacie A. Claytor, the Owner and CEO of Kerrington Home Inc, hereby certify that the financial statements of Kerrington Home Inc and notes thereto for the period ending December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the July 6, 2018.

Stacie A. Claytor

Stacie A. Claytor
Date: 7/19/18

Kerrington Home, Inc.

FINANCIAL STATEMENTS
(UNAUDITED)
FROM INCEPTION
AS OF AND FOR THE YEAR ENDED
December 31, 2017

Kerrington Home, Inc.
Index to Financial Statements
(unaudited)

Kerrington Home, Inc.
BALANCE SHEETS
as of DECEMBER 31, 2017
(unaudited)

	As of Dec 31, 2017
ASSETS	
Current Assets	
Bank Accounts	
Checking	
Savings	$0.00
Total Bank Accounts	**$0.00**
Accounts Receivable	
Accounts Receivable	$0.00
Total Accounts Receivable	**$0.00**
Total Current Assets	**$0.00**
Other Assets	
Startup Costs	$22,647.00
Total Other Assets	**$22,647.00**
TOTAL ASSETS	**$22,647.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	$0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
Payroll Liabilities	$0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Paid In Capital	$22,647.00
Net Income	$0.00
Total Equity	**$22,647.00**
TOTAL LIABILITIES AND EQUITY	**$22,647.00**


Kerrington Home, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017
(unaudited)


	Sept - Dec 2017
Income	
Revenue	
Sales	0.00
Refunds	$0.00
Total Income	**$0.00**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Shipping	0.00
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
Expenses	
Advertising	0.00
Auto Insurance	0.00
Auto Repairs	0.00
Auto: Gas	0.00
Bank Service Fee	0.00
Contractors and freelancers	0.00
Donations	0.00
Legal Fees	0.00
Meals & entertainment	0.00
Office Equipment	0.00
Office expense	0.00
Office Supplies	0.00
Rent	0.00
Repairs	0.00
Subscriptions/Dues/Memberships	0.00
Telecom Expense	0.00
Travel	0.00
Utilities	0.00
Total Expenses	**$0.00**
Net Income	**$0.00**

Kerrington Home, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017
(unaudited)

	Common Stock		Paid In Capital	Stockholders' Equity
	Shares	Amount		
beginning balance 12/31/2017	3600000		$22,647.00	$22,647.00
balance, end of period	3,600,000	$0.00	$22,647.00	$22,647.00


Kerrington Home, Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
(unaudited)


	Sept - Dec 2017
OPERATING ACTIVITIES	
Net Income	$0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Startup Costs	-$22,647.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$22,647.00**
Net cash provided by operating activities	**-$22,647.00**
INVESTING ACTIVITIES	
Paid In Capital	$22,647.00
Net cash provided by investing activities	**$22,647.00**
Net cash increase for period	**$0.00**

NOTE 1 – NATURE OF OPERATIONS

Kerrington Home Inc was formed on September 27, 2017 in the State of Minnesota. The financial statements of Kerrington Home Inc are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Maplewood, Minnesota

Kerrington Home designs safer children's furniture, accessories and lighting. Providing a unique twist on a timeless staple within everyone's home. Utilizing safer and more innovative technologies that were Inspired by parents; but created using the inquisitive imagination of kids!

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from sales of furniture when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Minnesota state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since September 6, 2017. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

Kerrington Home Inc maintains its cash with a Bank of America located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Kerrington Home Inc does not have any outstanding debt, Accrued Liabilities, PP&E, or inventory reserve.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against Kerrington Home Inc or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with $1.00 per share par value. As of September 27, 2017, the company has issued 3,600,000 shares of common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

KERRINGTON HOME INC DOES NOT HAVE ANY RELATED PARTY TRANSACTIONS: I.E. ADVANCES/DEBT FROM FOUNDERS OR OFFICERS, SHARES ISSUED TO RELATED PARTIES FOR SERVICES, ETC.

NOTE 7 – SUBSEQUENT EVENTS

Kerrington Home Inc has evaluated subsequent events that occurred after December 31, 2017 through July 6, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

What's New ▾ Discover Investments Edit My Campaign Launch an ICO NEW Tess B. ▾

Kerrington Home is pending **StartEngine Approval.**



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Kerrington Home
Safer Children's Furniture
Small OPO · Maplewood, MN · Consumer Products · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Kerrington Home designs safer children's furniture, accessories and lighting. Providing a unique twist on a timeless staple within everyone's home. Utilizing safer and more innovative technologies that were Inspired by parents; but created using the imagination of kids!

Our Mission Is To Keep Kids Safe!









Helping Imaginations Soar

Invest in Kerrington Home Inc.

"When Our Kids Were Born, We Made Our First Promise To Them

"I love you so much! I will never let anything ever hurt you, I Promise!!"

None of us expected them to get hurt by their own bedroom furniture.

This has to change now, so we don't go another day with a child getting injured or another parents senseless loss of their child. It has been over 25 years of the exact same product design that obviously it's not working! Yet, it's still the only option available. **We put our kids at risk of being harmed every single day, by furniture that was 'supposedly' made for them.** Yet all it is doing, is harming them. This has to stop.

Kerrington Home Inc. is making those changes!

We think you like what you will see & we know you will feel better about tucking in your bundle of joy every night. That promise we all make to our children the first day their born, we will be able to say we kept!"

Stacie Claytor
Owner & CEO

Investment

Investment
$1/share of Common Stock | When you invest you are betting the company's future value will exceed $3.7M.

Perks*
$250.00 or more 25% off any 1 character themed floor lamp,
Plus a cute Kerrington Home tote!
$1,000.00 or more 40% off any 2 character themed floor lamps,
Plus a cute Kerrington Home tote!
$2,000.00 or more 40% off any 1 guardrail wrap,
Plus a cute Kerrington Home tote!
$5,000.00 or more Meet n Greet us! We'll fly you and 1 guest to MN to meet us, tour our workshop & see how it's made!
(must reside within the United States to qualify)

*All perks occur after the offering is completed & Production of product has been completed

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*





In the News Today

Designing this line of furniture is not only necessary to keep our kids safe but it is long overdue. In our opinion, the solution to all parents needs for over 23 years has been the same things without any change. This has led not only to various injury, death and countless other claims to the Consumer Product Safety Commission, but also many manufacturers and companies choosing to get out of children's furniture all together because of the regulation that comes along with children's products.(1) In 2017, Target recalled 175,000 children's dressers for tipping onto kids(2). IKEA is the most recent public debacle of an example with their scandal of tipping dressers on toddlers. We believe the industry has recognized for years that there is a need for safer



Industry has recognized for years that there is a need for safer beds to prevent roll off, safer dressers to prevent tipping and there is a need to help children to not feel so overwhelmed by the large scaled furniture that is on the market today.

Sources: CPSC

Source: Video 1
Source: Video 2

With our fun and inventive products, we believe it will be more enticing for kids to want to sleep in their own beds, and safer as well. Giving their parents a piece of mind.

What We've Been Doing

- Completed Market Review and Research to Ensure Viability.
- Solidified Need to Fix the Problem.
- Designed Sketches and Rough Draft Designs to Solve Those Problems.
- Created Focus Group To Determine Best Possible Outcomes and Response For Each Design.

- Critiqued Designs for Best Outcomes and Ship-ability.
- Started Market Shopping Designs For Potential Retailer.
- Signed Contract Deal With Wayfair for Them to Carry Our Designs!
- Development and Design Getting Ready for Production Process.
- Attracted an engaged following of thousands of fans on social media

What we need your help with is getting to production!
Be a part of Kerrington Home & let's bring safety to kids everywhere!

Our Vision



For Every Adventurous Kid

Kerrington Home seeks to provide solutions to problems such as roll off from bunk beds and junior loft beds for children up to the dorm days of college. No longer does a parent need listen to a pediatrician advise them that the best thing they could do is to "Just place a mattress on the floor, the child will never know the difference". The child may not know the difference, however; we believe sensible parents that always want to keep up with "The Jones" will! In all of the research we have done, not one single mother or father said that they would nicely furnish their entire home, but in their children's room only opt to throw a mattress on the floor and that be it! Nearly everyone that we surveyed advised that would be unacceptable to them.

With the characteristic themes that we have designed, along with the safety systems that are in place throughout each unit, It also allows for the children to want to stay in their own beds longer because the beds are designed to grow with the children as they grow. Such as a bassinet that can change into a crib as needed and a junior loft that can rise to become a standard taller six-foot-high loft bed or lower into a standard size twin. This collection will also reduce children's fears of the dark, using the LED lighting that will also have a nightlight feature and that is attached to virtually every nook and cranny of each piece of furniture, including on the top of night stands, instead of underneath as commonly seen on existing furniture today.

With our character themed 4' floor lamps helping to guide the way,
we believe children's fears will melt away!






Rubber Foam is Sturdy Yet Soft So Kids Won't Get Hurt!

LED Back-lit Nightlights So Kids Aren't Afraid!

Solid Wood Construction Keeps Structure Sound!

You Can Clearly See How Excited Everyone Is!

We believe there is a need for safer beds to prevent roll off, safer dressers to prevent tipping as well helping children to not feel so overwhelmed by the large scaled furniture that is on the market today. With our fun and inviting products, we believe it will be more enticing for kids to want to sleep in their own beds, and safer as well, giving their parents a piece of mind.

Currently, there are companies getting out of making children's furniture, those who have dropped children's furniture all together, and those companies who are being sued (5) over the lack of quality in their children's furniture due to tipping dressers as well as children being hung from the bunk beds or falling from them and getting hurt. Many companies refuse to get back into developing children's furniture (4) simply because of the regulations entailed to keep up with all the regulations involved. This is not something that we are concerned with. Since we are a new company, we can start from scratch and without millions to do so! We do not have to revamp a company to meet the needs of regulation. We can go in with a clean slate while implementing regulation from the beginning. Therefore, we believe our cost will be lower in meeting the guidelines because we have kept in line and will continue to keep these regulations at the forefront of all we do, from the beginning.

The Law Consumer Product Safety Improvement Act of 2008 ("CPSIA") (1) hasn't changed a whole lot since 1994. The main two updates have been for defining of the terminology of what the products are now being called and for what age range they are being used, one being passed in early 2010 called the Proposed Interpretative Rule: Interpretation of Children's Product (2) and the other in late 2010 called the Final Interpretative Rule: Interpretation of Children's Product. (3) These have provided the most recent final judgment on the matter of standard which led to 140 manufacturers leaving the children's furniture market together. In fact, as you can see in the charts below, the children's furniture market is poised to grow & fast!

Sources:
1. The Consumer Product Safety Improvement Act (CPSIA)
2. Interpretation of Children's Product
3. Final Interpretive Rule
4. Furniture Today
5. Class Action



Our Designs Will Solve These Problems!

Furniture Designed For KIDS!

COLLECTIONS

- Bassinets
- Toddler Beds
- Tween Beds
- Teens Loft
- Accessories
- Lighting
- Cribs
- Jr. Loft
- Bunk Beds
- Safety Wrap

Image Source: Consumer Product Safety Commisson

Furniture Industry Statistics & Facts

This company was launched because of a simple want to solve problems that parents have been coming to us about over the past twelve years of working directly with clients in the furniture showrooms and interior design industry. Over the years; we've seen a countless number of families come into the showroom, make a loop around the store, and leave within about fifteen minutes. Our experience, as well as a countless number of studies, has demonstrated that retailers average parents taking between 9-13 visits to several brick (3) and mortar stores and 18 to 27 e-commerce sites (4), before even making a purchase due to the lack of those key features and benefits in what they are finding on the market now. Many parents and grandparents would confide in us with their complaints about what was unavailable for their children within the marketplace.

What we see available currently are overpriced bunk beds that their children fall out of, or beds are so massive and overpowering that the children get scared and do not want to sleep in their own rooms and end up in their parent's beds. We have interviewed several pediatricians regarding the roll off topic as well; such as Dr. Sylvester C. Adjufo, M.D., F.A.A.P(1) board certified pediatrician in comprehensive pediatric care. www.TrinityPediatricsOfOcala.com (2) Who suggests to parents when discussing this concern with their pediatricians, to "Just place a mattress on the floor and the child will be fine". When we discovered this is what was being offered as the solution from pediatricians, we knew something else had to be done!

With the safer designs and imaginative innovations, Kerrington Home will help parents feel more confident into making that purchase from the retailer on the first or second visit as well as their little one readier than ever to sleep in their bedrooms. Giving parents the much-needed piece of mind that their child will not roll from bunk beds, dressers will not topple over on top of them, and their children will not have to be completely afraid of the dark and their rooms.

Sources:
1. Trinity Pediatrics
2. Trinity Pediatrics
3. Research and Markets
4. Research and Markets





Image Above Source: Home Furnishings Business

Children's furniture products fall under the broader furniture industry, and account for nearly 8% of the revenue in the industry in the US. Children's furniture is a segment of the overall furniture market based on product use by a specific target audience, those in the age group of 0-12 years. This has been further sub-segmented into two age groups: 0-4 years and 5-12 years. The children's furniture market in the US to grow at a CAGR (1) of 4.52% during the period 2016-2020. We plan to start with 4 designs and increase this amount in three months by another full design. Each month after that, we plan to increase every month by one design. After the first year, we plan to be adding more retailers at 5% increase, and another 8% increase in retailers in the third year.

Source: Research and Markets



Image Source: Home Furnishings Business

Sisters On A Mission!





What Would You Do To Protect A Child?



August 2014
Kerrington Home Launches!
Kerrington Home was born!

September 2014
Conceptual Designing Begins!
After weeding out tons of ideas, finally decided on the BEST!

April 2015
Final Stages Of Designs
Final Revisions Completed!

January 2016
Furthering Product Development
Making sure it's absolutely right before prototyping!

September 2016
Strategic Prototypes Development
Ready to get started on 3-D Prototyping!

September 2017
Incorporated
Getting Legal so we can grow our brand and product

January 2017
Signed Deal With Wayfair!
Signed deal with Wayfair for them to carry our products when they are ready!

July 2017
Kickstarter
Launched on Kickstarter to help with prototype cost.

September 2018
Kerrington Home Launches on Start Engine!
Company seeks $107K from everyday investors.

In the Press

SHOW MORE

Meet Our Team



Stacie Claytor
Founder / CEO / Director
Founder, CEO, and Director of Kerrington Home since inception in 2017, Stacie has been in the interior design industry for over 17 years. Starting within furniture showrooms as In-Home Designer in Florida to eventually opening her own company called Kerrington Home in 2014 where she exclusively did Interior Design. Realizing the industry problem within the children's side of the available market product, she decided to dedicate more of her business toward product design to solve the problem of children's furniture. She moved to Minnesota in late 2015, for better opportunity and manufacturing options to get the ball rolling and has not stopped pushing her safer children's furniture yet! Stacie is also the founder of Kerrington Home Interiors, Inc which was founded in 2014. Though Kerrington Home Interiors, Inc and Kerrington Home, Inc are two separate companies with different interests, Stacie was fond of the name. It has a special place in her heart. Stacie currently splits her time between Kerrington Home Interiors, Inc (10-15 hours a week) and Kerrington Home, Inc.(40 hours a week).



 

Daniele Calytor
Office Manager
Daniele is an asset to Kerrington Home. With her skills in working with vendors like Wayfair and her being in the design industry for over 15 years as well, she is a positive force that gets things done. She has worked for the same employer for 15 years clearly demonstrating her loyalty and commitment to what she loves. Daniele takes the initiative to go to the many networking events, leading networking socials, and sponsoring when she can be using the Kerrington Home Inc name, just to drive name recognition and a conversation. She is avid about design, has a keen eye for detail and is not afraid to speak up when decisions in the office need to be made. A clear and engaging, forward-thinking leader for my starting management team!



Shannon Claytor
Marketing
Shannon has been in the photography business for over 18 years. With her eye for style and design, she has easily become one of the biggest assets that we have! She has a gift for making any product in a photo spread look like a million bucks! Great with design programs and a quick tech educational background, she is key to our social media presence and will lead this role. Shannon's passion for children has been one of her guiding lights throughout her life. She has been essential in helping to guide her 4 nephews. Now that she is also a new mom, she feels strongly now more than ever before about the importance of safety in children's furniture being an absolute essential need. All qualities of a superstar forward thinker in our book!

Offering Summary

Maximum 107,000* shares of Common Stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Common Stock ($10,000)

Company	Kerrington Home Inc
Corporate Address	3100 Ariel St. N. #219 Maplewood, MN 55109
Description of Business	Kerrington Home designs children's furniture, accessories and lighting with a unique twist on a timeless staple within everyone's home with safer, more innovative technologies that were designed by parents; but created using inspiration of fun for kids!
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.00 per share price
Minimum Investment Amount (per investor)	$250.00

*Perks**

$250.00 or more

25% off any 1 character themed floor lamp,

Plus a cute Kerrington Home tote!

$1,000.00 or more

40% off any 2 character themed floor lamps,

Plus a cute Kerrington Home tote!

$2,000.00 or more

40% off any 1 guardrail wrap,

Plus a cute Kerrington Home tote!

$5,000.00 or more

Meet n Greet us! We'll fly you and 1 guest to MN to meet us, tour our workshop & see how it's made!

(must reside within the United States to qualify)

*All perks occur after the offering is completed & Production of product has been completed

The 10% Bonus for StartEngine Shareholders

Kerrington Home Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Kerrington Home Inc might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and any expense that is for the purposes of inter-company debt or back payments. Any expense that is not directly related to promoting of the goal of producing children's furniture, will not be considered a necessary expense and Kerrington Home Inc will not incur any irregular use of proceeds for such purposes non related to its vision, and goal.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Kerrington Home to get notified of future updates!

Follow Harrington Home to get notified of future updates.

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VIDEO TRANSCRIPT (Exhibit D)

Main Video

At Kerrington Home we have one goal to make children's lives safer. We do this by creating uniquely designed furniture, lighting, and accessories that are not only safer but also more inviting and welcoming for children's rooms. Right now, Kerrington home is in the final stages of pre-production but we're looking for your help so we can move to the next phase of manufacturing. We'd love to be able to bring safer children's furniture to an industry that hasn't changed in over 25 years. We'd love for you to be a part of Kerrington Homes journey. Invest today. Thank you.

Consumer Report Video

I opened the door and I saw his bed was empty and my first thought is oh he must be behind the door playing with some toys or something, and so when I opened the door even

further right in front of me was his dresser that had fallen forward, and immediately oh my god it's so quiet in here he has to be under it. He's under it. Consumer Reports launched an

investigation into the stability of dressers we recently purchased 24 dresser models from different furniture manufacturers and evaluated them based on three separate tip-over tests. It

might be surprising but there's no required testing for dressers before they're sold on the market so we went out and looked at what kind of addresses are in the industry what people are buying in stores and what's in their home and we tested them to see which dressers are more stable than others. There is a voluntary safety standards set by ASTM International a standard

setting organization which specifies that dressers taller than 30 inches don't tip over when an extended drawer is loaded with 50 pounds of weight yet children continue to be seriously and

fatally injured by furniture falling onto them. That's why CR conducted more extensive

tests in our first test we opened all the drawers all the way all 24 models passed in the second test the top drawer was fully opened and a 50 pound weight was placed over the drawer front 19 models passed 5 family. For our third and more rigorous test we placed up to 60 pounds on the top drawer to gauge how the dressers might perform simulating the weight of a heavier child we wanted to see how many dressers could actually withstand this weight 13 models passed and 11 failed dressers from Pottery Barn epic and solder among others past CRS 60 pound test while models from South Shore and Ameri wood among others failed a 50-pound test. Both South Shore and Ameri would say their products meet voluntary safety standards consumer reports feel strongly that based on injury data and our test results a mandatory and more rigorous safety standard is required to help prevent tragic tip-over accidents like the McGee's from happening to other families that's the thing about all of this you can't tell a dresser whether it's going to be tipsy just by looking at it. So there are two things that we hope to put pressure on the industry one of them is to increase the standard weight that's used in the ASTM standard from 50 pounds to 60 pounds. The vast majority of tip-over accidents happen to kids under 6 and testing with a

60 pound weight would cover more children in this age group. The second one is increasing the range of Heights that are associated with the standard and so right now the cutoff is 30 inches and below so we're now putting pressure to include dressers

that are 30 inches high and shorter parents should be as vigilant as they

can listen out for recalls we also Consumer Reports recommends that your anchor your dressers to the wall anchor anchor anchor. I do believe the message of anchoring furniture still needs to be shout out there loud and proud for everybody to know that you have to anchor these pieces to the wall but in the meantime I do believe this standard to get true change with this issue and to stop these children from dying you have to design this dress or stronger with stronger standard for more information on how to anchor your furniture and to see our full furniture stability testing results go to CR.org/tip over.

News Feature Video

TO AN 8 ON YOUR SIDE WARNING, A DANGEROUS SITTING IN NEARLY EVERY ROOM OF HER HOUSE. WE ARE TALKING ABOUT FALLING FURNITURE. NEWS CHANNEL 8 MEREDYTH CENSULLO HAS MORE ON HOW PARENTS CAN PROTECT THEIR

LITTLE ONES. Reporter: EVERY 17 MINUTES SOMEBODY IN THE USA IS INJURED BY FURNITURE TELEVISIONS OR APPLIANCES TIPPING OVER. THE MAJORITY OF INJURIES ARE CAUSED BY DRESSERS. YOU MIGHT REMEMBER THIS VIDEO. A DRESSER TIPPING OVER ON A LITTLE BOY AND HIS TWIN CAME TO

HIS RESCUE. THEY ARE BOTH OKAY. CONSUMER REPORTS DECIDED TO STUDY DRESSER STABILITY. TESTING 24 MODELS FROM VARIOUS MANUFACTURERS TO SEE HOW THEY HELD UP IN TIPPING TEST. THEY REVIEWED THOUSANDS OF INCIDENT

REPORTS, FINDING 46% OF TIP OVER DEATHS HAPPEN IN THE BEDROOM.

WHEN STEPHANIE EISEN'S SON WAS 6, A DRESSER FELL ON HIS HEAD. IT CAUSED A TRAUMATIC BRAIN INJURY. ONE SECOND, -- THE SAME WAY THAT THEY PUT WARNING SIGNS ON HOT BEVERAGES, IT IS THE SAME WAY THEY SHOULD PUT A WARNING

SIGN ON A DRESSER. Reporter: CONSUMER REPORTS CONCLUDED THAT THE INDUSTRY STANDARD FOR DRESSERS IS INADEQUATE. THEY WANT A MANDATORY TIP OVER STANDARD. ANCHORING DRESSERS TO WALLS USING BRACKETS AND STRAPS IS THE MOST EFFECTIVE PREVENTION STRATEGY AVAILABLE. CONSUMER REPORTS FOUND THAT IT IS NOT AN EASY OPTION FOR SOME FAMILIES AND SOME PARENTS TOLD CONSUMER REPORTS FOUND THAT IT IS NOT AN EASY OPTION FOR SOME FAMILIES AND SOME PARENTS TOLD CONSUMER REPORTS THAT THEY HAD NEVER EVEN HEARD OF ANCHORING KITS FOR FURNITURE.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.